Exhibit 99.1

ASX Market Announcement

Genetype for Breast Cancer commissioned with sales to commence First Quarter 2020

Genetic Technologies Limited (Company - ASX: GTG; NASDAQ: GENE) is pleased to announce the full commissioning of its Australian Laboratory for the provisioning of its generation 3 breast cancer test with sales to commence in Q1, 2020.

Genetype for Breast Cancer is the world first Genomic test to accurately predict risk of disease by combining the information contained in your DNA with family history and mammography data to create a powerful new tool in the battle with breast cancer. Our tests can accurately identify low risk individuals (as low as 1/5 of average risk) as well as high risk individuals (up to 5 times average risk).

Unlike BRCA gene testing which is used to detect the 1 in 400 women who carry this cancer associated genetic mutation, Genetype for Breast Cancer is relevant for the better management of 95% of all Breast cancers which are referred to as sporadic (or non-familial) and is ideally suited to be the first line test in a preventative medical genomic based health system.

Our tests are designed to complement current screening and not replace them. By starting testing at the age of 35 Genetype is able to help identify some of the 20% of breast cancers that occur before the age of 50, the age at which government sponsored testing begins. In addition, Genetype’s platform technology is able to help identify interval cancers by the targeted increased screening of high risk individuals (Interval cancers typically strike between the current 2 yearly screening cycles and may represent as many as 25% of all new cancers).

The first phase of sales and the integration of Genomics into our health system will allow early adopters to be offered the test in a medically supervised and integrated environment. Low and normal risk individuals will continue to be managed as per current government sanctioned screening schedule i.e. 2 yearly mammograms from the age of 50. High risk individuals will be referred to screening centres where they will be offered a personalised service subject to their risk. High risk can be managed successfully by modifying lifestyle and increasing cancer screening. Down the line, increased vigilance may prompt doctors to recommend further steps such as the prescription of chemoprophylactics or pre-emptive surgery.

We are currently looking to secure 6 clinics in Victoria and the same number in NSW where our test kits can be purchased and the tests performed We have commenced discussions with such groups and intend to announce the sites where our tests will be available at launch in Q1 2020. Our first 12 clinical sites will demonstrate utility, with special emphasis on risk stratification, reimbursement, distribution and most importantly user experience.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Genetype for Breast Cancer may reduce mortality today by as much as 20% with minimal costs, side effects and drug interactions of a traditional anti cancer therapy.

Eligible Shareholders will be entitled to participate in a 2 for one offer of any of our tests in any combination, with full details of the offer to be provided shortly.

About breast cancer:

•                  1 in 8 women will have breast cancer.

•                  early detection leads to better outcomes with lower costs to the health system.

•                  early stage cancer has a 99% survival verses 27% for late stage BC.

•                  20% of cancers occur before the age of 50.

•                  50% of new BC’s are interval cancers.

Dr George Muchnicki

Acting CEO and Justyn Stedwell Company Secretary

On behalf of the Board of Directors

Genetic Technologies Limited

10 December 2019

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com